

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 17, 2015

Stamatis Tsantanis
Chief Executive Officer
Seanergy Maritime Holdings Corp.
16 Grigoriou Lambraki Street, 2nd Floor
166 74 Glyfada
Athens, Greece

> **Re: Seanergy Maritime Holdings Corp.**
> **Registration Statement on Form F-3**
> **Filed June 26, 2015**
> **File No. 333-205301**

Dear Mr. Tsantanis:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are registering up to $200,000,000 in securities with this offering. However, it appears that that amount you are eligible to sell over the next 12 months based on the information on the prospectus cover page is less than $400,000. With regards to future takedowns, please confirm your understanding of and intent to comply with the requirements in General Instruction I.B.5(a) of Form F-3 that limit the amount of securities the company may sell pursuant to this registration statement.

Risk Factors, page 3

2. We note your announcement in February 2015 that you received a notice from the Nasdaq Stock Market that you were no longer in compliance with its continuing listing standards. Please include a risk factor addressing where you stand with respect to

regaining listing compliance and the risk that you will be unable to utilize General Instruction I.B.5 to Form F-3 if you do not have at least one class of common equity securities listed and registered on a national securities exchange.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact John Stickel at (202) 551-3324 or me at (202) 551-3469 with any questions you may have.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief